FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month Nov 2017 No. 2

TOWER SEMICONDUCTOR LTD.
 (Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On November, 2017, the Registrant Announce Company Broadens Green
Initiatives in its Specialty Analog Foundry Business by Increasing
Renewable Energy Sources

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 20, 2017	By:	/s/ Nati Somekh
	Name:	Nati Somekh
	Title:	Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Broadens Green Initiatives in its Specialty Analog Foundry Business by Increasing Renewable
Energy Sources

Expanding reduction in power by installing solar panels in a nearly 100,000 square foot area with estimated
1700MWh yearly production of renewable green energy

MIGDAL HAEMEK, Israel, November 20, 2017 – TowerJazz, the global specialty foundry leader, today announced its increased presence into renewable energy and green initiatives for its specialty IC analog foundry business with a roadmap of several initiatives for infrastructure improvement, furthering its activities in becoming a more eco-friendly and green company. TowerJazz has invested in several key projects in company fabrication sites which enable improvement in water and electricity usage.

TowerJazz has finalized an agreement to install solar panels in areas comprising nearly 100,000 square feet. The yearly production of renewal green energy is estimated to be 1700MWh which equals 4.5 days of the facility’s consumption and a year’s consumption of about 100 private residences. Construction is set to begin in January 2018 and to be completed by the end of the first quarter of 2018.

In addition to the solar project, several global initiatives have resulted in electricity savings of 18,000 MWh/year. Projects included: installing smart devices that regulate power consumption, upgrading chillers which are used to control temperature (important in the production of semiconductor devices), replacing the cooling tower, and replacing neon light bulbs with LED bulbs to reduce electricity consumption. The total electricity savings per year is equivalent to annual electricity consumption of about 1600 private households or 16 million pounds of coal burned.

TowerJazz has also implemented creative recycling projects leading to overall water consumption reduction. A total of 74,500 m3/year were reduced, which is equal to the annual water consumption of a town with a population of 2,100 people.

“We are very pleased with all of the results we are seeing from our initiatives to strengthen our “green” focus as an environmentally friendly company. We continue to perform ongoing efforts in all of our operations to reduce environmental impact and implement forward-thinking policies for environmental concerns,” said Rafi Mor, Chief Operating Officer.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Lauri Julian | +1 949-280-5602 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com